Filed pursuant to Rule 253(g)(2)

File No. 024-11966

SUPPLEMENT NO. 1 DATED SEPSTEMBER 8, 2023

TO OFFERING CIRCULAR DATED OCTOBER 12, 2022

Legion M Entertainment, Inc.

1801 Century Park East, 24th Floor

Los Angeles, CA 90067

www.legionm.com

EXPLANATORY NOTE

This Supplement No.1 to the Offering Circular should be read in conjunction with the following documents:

•	The Offering Circular dated October 12, 2022, which can be found HERE.
•	Additional information about the Company is available in its 2022 Annual Report filed on Form 1-K, which can be found HERE and is hereby incorporated by reference herein.

Effective August 25, 2023,  Terri Lubaroff  resigned both as the COO of Legion M Entertainment, Inc (the “Company”) and from the Board of Directors for an opportunity at another company. Terri's resignation was not the result of any dispute or disagreement with the Company or the Company’s Board of Directors on any matter relating to the operations, policies, or practices of the Company. Currently, she is transitioning to become an advisor for the Company and may also perform part-time services for the Company on an as-needed basis when it does not conflict with her new employer.